Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

RESTATED CERTIFICATE OF INCORPORATION

OF GI DYNAMICS, INC.

It is hereby certified that:

1. The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on March 24, 2003. A Restated Certificate of Incorporation was filed on September 1, 2011.

2. The Restated Certificate of Incorporation filed on September 1, 2011, is hereby amended to change the capitalization of the Corporation by striking out the first paragraph of the section titled “Designation and Number of Shares” of Article IV in its entirety and by substituting in lieu of the following two paragraphs:

“The total number of shares of all classes of stock which the Corporation shall have the authority to issue is fourteen million five hundred thousand (14,500,000) shares, consisting of thirteen million (13,000,000) shares of common stock, par value $0.01 per share (the “Common Stock”), one million (1,000,000) shares of Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”) and five hundred thousand (500,000) shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

Upon the effectiveness of the Certificate of Amendment to the Restated Certificate of Incorporation, to effect a plan of recapitalization of the Common Stock by effecting a 1-for-10 stock split with respect to the issued and outstanding shares of the Common Stock (the “Stock Split”), without any change in the powers, preferences and rights or qualifications, limitations or restrictions thereof, such that, without further action of any kind on the part of the Corporation or its stockholders, every ten (10) shares of Common Stock outstanding or held by the Corporation in its treasury on the date of the filing of the Certificate of Amendment (the “Effective Date”) shall be changed and reclassified into one (1) share of Common Stock, $0.01 par value per share, which shares shall be fully paid and nonassessable shares of Common Stock. There shall be no fractional shares issued. A holder of record of Common Stock on the Effective Date who would otherwise be entitled to a fraction of a share shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction of a share of common stock to which the stockholder would otherwise be entitled multiplied by the closing price of the CDIs, as reported on the Australian Securities Exchange and converted into U.S. Dollars at the exchange rate reported by the Reserve Bank of Australia, on the last trading day prior to the Effective Date (or if such price is not available, the average of the last bid and asked prices of the CDIs on such day or other price determined by the Corporation’s board of directors and if such exchange rate is not available, an exchange rate determined by the Corporation’s board of directors) multiplied by the number of CDIs that represent one whole share of Common Stock.”

3. The Amendment of the Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

EXECUTED, this 9th day of April 2015.

GI Dynamics, Inc.

By:	/s/ Michael Dale
Michael Dale
Chief Executive Officer and President